May 4, 2017

 Manulife Financial Corporation
200 Bloor Street East
Toronto, Ontario
M4W 1E5

Dear Sirs:

RE:	MANULIFE FINANCIAL CORPORATION (the "Company") – Report of Voting Results of Matters Submitted to a Vote of Common Shareholders at the Annual Meeting of the Company held May 4, 2017 (the "Meeting")

The following matters were put to vote at the Meeting, and pursuant to National Instrument 51-102, the voting results were as follows:

1.	Election of Directors

A ballot was conducted for the resolution to elect directors of the Company until the next Annual Meeting. .

The following nominees were elected as directors:

NAME OF NOMINEE	VOTES FOR	%	VOTES WITHHELD	%
Joseph P. Caron	1,056,426,267	97.04%	32,195,960	2.96%
John M. Cassaday	981,367,498	90.15%	107,255,265	9.85%
Susan F. Dabarno	1,056,899,557	97.09%	31,724,574	2.91%
Richard B. DeWolfe	1,071,241,524	98.40%	17,383,671	1.60%
Sheila S. Fraser	1,076,922,558	98.92%	11,702,910	1.08%
Donald A. Guloien	1,084,393,887	99.61%	4,233,421	0.39%
Luther S. Helms	1,080,607,465	99.26%	8,018,530	0.74%
Tsun-yan Hsieh	1,047,059,853	96.18%	41,564,532	3.82%
P. Thomas Jenkins	1,081,838,138	99.38%	6,787,979	0.62%
Pamela O. Kimmet	1,054,246,407	96.84%	34,378,746	3.16%
Donald R. Lindsay	1,083,797,687	99.56%	4,827,380	0.44%
John R. V. Palmer	1,074,664,082	98.72%	13,961,715	1.28%
C. James Prieur	1,055,939,149	97.00%	32,686,040	3.00%
Andrea S. Rosen	1,085,318,809	99.70%	3,306,051	0.30%
Lesley D. Webster	1,056,181,377	97.02%	32,444,439	2.98%

2.	Appointment of Auditor

A ballot was conducted for the resolution to appoint Ernst & Young LLP as auditors of the Company until the next Annual Meeting.  Ernst & Young LLP was appointed.

VOTES FOR	%	VOTES WITHHELD	%
1,116,724,800	98.25%	19,933,991	1.75%

3.	Advisory resolution accepting approach to executive compensation

A ballot was conducted for the advisory resolution accepting approach to executive compensation.  The advisory resolution was approved.

VOTES FOR	%	VOTES AGAINST	%
920,106,940	84.52%	168,514,789	15.48%

CST TRUST COMPANY

(Signed)

Gregory Ashby
Relationship Manager